

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 26, 2007

Mr. Michael S. McDevitt
Chief Executive Officer, Chief Financial Officer
Medifast, Inc.
11445 Conhill Drive
Owings Mills, MD 21117

> **Re:** **Medifast, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-23016**

Dear Mr. McDevitt:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis…, page 13

2006 Comparison with 2005, page 13

Revenue, page 13

1.   Expand your disclosure to present the unit prices of your products and the
        volumes sold for the three years ended December 31, 2006. This is normally
        presented in table format. If you believe that such disclosure is not practicable,
        tell us why you believe that to be the case, and provide to us a copy of the sales
        reports provided to your chief operating decision maker, as defined in SFAS 131,
        for the two years ended December 31, 2006 and 2005.

Costs and Expenses, page 14

2.   You explain that advertising costs increased by $10.5 million in 2006. We note
        that your selling, general and administrative expenses increased by $21.8 million.
        Amend your document to explain the reasons for the additional $11.3 million
        increase.

Other Income/Expense, page 14

3.   Expand your disclosure to explain the line "Other income (expense)" on your
        consolidated statements of income and why it increased from $15,000 in 2005 to
        $276,000 in 2006.

Income taxes, page 14

4.   Expand your disclosure to explain why you anticipate your tax rate to increase
        from 31% in 2006 to 36-39% in 2007.

5.   Expand your disclosure to describe the nature of the intangible assets that you
        acquired in 2006 for $2,427,000.

2005 Comparison With 2004, page 15

Costs and Expenses, page 15

6.   Expand your disclosure to describe the particular items and dollar increases that
        resulted in SG&A expenses increasing by $8.3 million. State with specificity the

amount by which advertising costs increased, and describe the other factors that contributed to this increase and the amounts for each.

Other MD&A Disclosure

7. Expand your MD&A to include the tabular disclosure of contractual obligations required by Regulation S-K, Item 303(a)(5).

8. Expand your MD&A to include disclosure regarding critical accounting estimates. Refer to FRC 501.14.

Quantitative and Qualitative Disclosures About Market Risk

9. Amend your filing to add the disclosures required by Regulation S-K, Item 305. Refer also to Item 7A. in the instructions for Form 10-K. It appears to us that your debt instruments are sensitive to interest rate risks.

Controls and Procedures, page 17

Changes in Internal Controls over Financial Reporting, page 17

10. Amend your disclosure to state whether there were changes in your internal controls over financial reporting that occurred during the fiscal quarter that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting. Changes that materially affected or are reasonably likely to materially affect your internal controls over financial reporting must be disclosed whether or not you assess them to be "significant."

Financial Statements, page 20

Consolidated Statements of Income, page 24

11. Revise your statement to include stock compensation expense within income from operations. In addition, we believe you should present the expense of stock based compensation in the same line item or items as cash compensation paid to the same employees. Refer to SAB 107, section F, for further guidance.

12. Explain to us why you have not accounted for Consumer Choice Systems as a discontinued operation in your financial statements.

Note 2 – Summary of Significant Accounting Policies, page 29

13.   It appears that you currently consider your operations to consist of only one
        operating segment and one reportable segment. With regard to segment
        reporting:

        (a)   Amend your financial statement footnotes to add the disclosures required
                by SFAS 131. It is apparent from your disclosure in Note 16, Disposal of
                a Business Segment, that your ownership of CCS necessitated SFAS 131
                disclosures during periods when CCS was owned.

        (b)   Tell us why the areas of your business described on pages 4 and 8, that is
                "Medifast Direct," "Physician and Clinic Sales," "Medifast Weight
                Control Centers," and "Take Shape for Life" do not constitute separate
                reportable segments or operating segments as contemplated by SFAS 131.
                Also tell us why your brick-and-mortar clinics individually do not each
                constitute a separate operating segment. In your response, address the
                pertinent requirements of SFAS 131, such as those in paragraphs 10 and
                17, including a discussion of similar economic characteristics. In addition
                to your explanation, provide us with a copy of the financial reports that
                were provided to your chief operating decision maker, as defined in SFAS
                131, for the two years ended December 31, 2006 and 2005.

        Note that if you determine that you have or had multiple reportable segments,
        MD&A disclosure must be revised to discuss the operations of multiple segments.
        Refer to FRC 501.06.

14.   Expand your inventory accounting policy disclosures to include how these assets
        are evaluated for impairment and obsolescence, describing the shelf life of your
        products.

15.   Add disclosure to describe your accounting policies for evaluating impairment of
        property, plant and equipment. Do the same for your intangible assets. Indicate
        when impairment testing is performed. We note that your current disclosure
        regarding impairment testing only relates to trademarks and patents, but not
        customer lists, property, plant and equipment, and other long-lived assets. With
        regard to trademarks and patents, it describes how the assessment is done but not
        when it would be performed.

16.   We note that your disclosure regarding "Goodwill and Other Intangible Assets"
        does not indicate the life over which trademarks and patents are being amortized.
        Please add this disclosure.

17.   Explain why you do not disclose your policies for deferred compensation arrangements and the terms of those arrangements. It appears to us that this would be necessary.

Note 7 – Trademarks and Intangibles

18.   Your disclosure in Note 2 indicates that customer lists, which are valued at $4.7 million and $3.6 million, net of amortization, at the end of 2006 and 2005, respectively, are amortized over a period ranging between 5 to 10 years. Provide to us a detailed analysis to support the lengths of these lives. Tell us specifically how you are currently using these lists and how you have used them historically.

Exhibits

19.   It appears that you should have filed as exhibits the employment agreements for Mr. McDevitt, Ms. MacDonald and Mr. Connors, as well as the new agreement for Mr. MacDonald, and you should do so upon amendment.

Certifications

20.   Amend your filing to strictly comply with our rules regarding the certifications filed in compliance with Section 302 of the Sarbanes Oxley Act of 2002. Specifically:

- the introductory portion of paragraph 4 is incomplete

- you have inappropriately omitted subpart (b) of paragraph 4; you should include subparts (a) through (d)

- please title the document only "Certifications."

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief